Amanda R. Poe PHONE: (901) 543-5930 FAX: (866) 458-7898 E-MAIL: apoe@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

April 25, 2011

Mr. Duc Dang, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Whitestone REIT
Amendment No. 1 to Registration Statement on Form S-11
Filed March 31, 2011
File No. 333-173209

Dear Mr. Dang:

On behalf of our client Whitestone REIT, a Maryland real estate investment trust (the “Company”), we submit the following responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of April 20, 2011 (the “Comment Letter”), addressed to the Company in connection with the above referenced registration statement (the “Form S-11”). Where applicable, the Company has incorporated revisions in responses to the Staff’s comments within Amendment No. 1 to the Form S-11 (“Amendment No. 1”), which we are concurrently filing herewith.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the version of Amendment No. 1 that is marked to show changes from the Form S-11 filed with the Commission on March 31, 2011.

General

1.	Comment: We note that your prospectus contains no discussion of same store net operating income. Please tell us whether management views same store net operating income as a net performance indicator.

Response: We do not believe that the non-GAAP measure of same store net operating income is a key operating measure for Whitestone REIT at this time. Our basis for this conclusion is the immateriality of acquisitions in 2010 to our overall operating results. In late 2010, we acquired two properties, neither of which, individually or in the aggregate, contributed a material amount to our operating results for the year or quarter ended December 31, 2010. In the future, as acquisitions become more material to our overall operating results, we may report same store net operating income and the related increase or decrease to the prior period.

In response to verbal communications with the Staff, we have added net operating income and the corresponding reconciliation to net income to the following sections: “Summary Consolidated Financial and Other Data” beginning on page 12, “Selected Consolidated Financial and Other Data” beginning on

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April 25, 2011

page 40, as well as a new section entitled “Net Operating Income” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Scheduled Lease Expirations, page 44

2.	Comment: We note on page 44 that approximately 36% of your gross leasable area is subject to leases that expire prior to December 31, 2012 and that you hope to re-lease most of such space at rates which are comparable to or in excess of current rates. Please revise to discuss the reasonable basis for your “hope.” Also, please revise to more fully describe the macroeconomic conditions that affect the renewal and/or rental rates that you will negotiate.

Response: In response to the Staff’s comment, we have revised the disclosure on page 44 to more fully describe the Company’s basis for its renewal hopes and the macroeconomic conditions effecting lease renewal and rental rates.

Our Properties, page 68

3.	Comment: On pages 69 and 70, you have disclosed average annualized base rental revenue per square foot for your properties. Please revise to also provide the average effective annual rental per square foot as requested Item 15(e) of Form S-11. Alternatively, please revise to clarify how your rental disclosures are based on effective rents.

Response: In response to the Staff’s comment, we have added a column for the “Average Net Effective Annual Base Rent Per Sq. Ft.” to the property tables on pages 69 and 70, as well as a corresponding footnote explaining how the net effective annual base rent per square foot was calculated.

Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ Amanda R. Poe

Amanda R. Poe